Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Extension of Development Period of Its Land Concession

Macau, Thursday, November 21, 2019 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class gaming, retail and entertainment resort located in Cotai, Macau, today announces that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to May 31, 2022.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class gaming, retail and entertainment resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com